Exhibit (a)(5)(B)

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Underwater Stock Options (834 words)

•	TCR[2] Therapeutics’ Option Exchange Program Overview

•	Option Exchange Example

•	The Tender Offering

Title: TCR2 Therapeutics’ Option Exchange Program Overview (381 words)

Welcome to TCR2 Therapeutics’ [Pronunciation: T-C-R-Squared Therapeutics] video on our option exchange program. We’re excited to bring you this opportunity to exchange your underwater stock options for restricted stock units. This may be welcome to you, but you should be aware that option exchanges have certain requirements that are important to understand when deciding what’s right for you.

First – let’s define an underwater option. An underwater option is a stock option whose exercise price, as stated in your grant agreement, is above the current trading price of the stock. Though this is a regular occurrence, when an option becomes significantly underwater, employees often lose sight of the possibility that the stock could rebound, making their options of real value again. Especially with options that have five or more years left, there is a lot of opportunity to make up for a drop in stock price, and with that, all options have some degree of value as long as TCR2 Therapeutics is still around. But we also know it is important to many of you to see opportunity over shorter horizons.

An option exchange is an opportunity for eligible employees with eligible underwater option grants to exchange their options for restricted stock units or RSUs. An RSU is an award that mirrors a share of TCR Squared stock, but is not actually stock until it vests. Once it vests, it becomes stock.

This gives you a choice – keep what you have or exchange what you have for something new. There are rules around these types of exchanges that seek to protect both our interests as an employer and our employees’ interests. We also need to assure our shareholders that we are acting in their best interests. #1 in shareholders’ views is assuring that this is not taken lightly and that it doesn’t become a windfall for employees or executives. It is also important for you to understand that TCR Squared expects to only make this offering once during the life of these options, so it’s important you make this evaluation now.

It’s also important to understand whether you are eligible for this offer. Only options with an exercise price of $10 or more are eligible for the exchange.

For an example of how exchanges work, click here. For more on the tender offering, click here.

Title: Option Exchange Example (264 words)

Let’s look at an example that uses completely hypothetical prices and exchange ratios. If TCR Squared stock is trading at $3, you may have options with exercise prices of $10, $20, and $30. If you had 1,000 options granted at each of the three prices, and if you were offered an exchange at 2-1 for the $10 options, 3-1 for the $20 options, and 4-1 for the $30 options, would it be worth it? Would you trade 1,000 options with an exercise price of $30 for 250 RSUs worth $3? What about trading 1,000 options with a price of $10 options for 500 RSUs with a price of $3?

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Though choosing to exchange the old options may be the better deal if the stock stays below $10, each grant has a break-even point that you need to be aware of, where your current option could be worth more than your new RSUs down the road. Also, the RSUs will have a new annual vesting schedule. RSUs automatically turn into to stock when they vest, so, unlike stock options, they do not need to be exercised and do not have an expiration date. Because you will own the shares outright, they are taxable to you when they vest. By default, we will sell some of the shares that are vesting to cover your tax liability.

These features might also affect your decision. Though your exchange will look different than this example, this provides a basic understanding of how exchanges work.

For more on the tender offering, click here. To view the overview again, click here.

Title: The Tender Offering (184 words)

TCR Squared will have a tender offering allowing you to make the decision on the option exchange. If you do not make an election, you will retain your original stock options. The tender offer period will last close to one month. We will provide you with details on how to make the election at the start of the tender offer. If you have multiple grants, you can make different decisions for each grant. At any point during the tender offering, you can enter or even modify your elections. Once the election period closes, you are locked into your final election. If you choose to exchange your options for RSUs, you will be notified of your new award details after the exchange.

Much more information will be made available as you go through the process. TCR2 cannot advise you on what makes sense for you, but ask as many questions as needed, so you feel confident you have the information you need to make the right decision for you.

For an example on how exchanges work, click here. To view the overview again, click here.